

September 16, 2011

Via E-mail
Mr. Gianfranco Truffello
Chief Financial Officer
Arauco and Constitution Pulp, Inc.
Avenida El Golf 150
14th Floor
Las Condes, Santiago
Chile

> **Re:** **Arauco and Constitution Pulp, Inc**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed June 22, 2011**
> **File No. 033-99720**

Dear Mr. Truffello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Selected Consolidated Financial Data, page 2

1. We note you presented non-GAAP financial measures EBIT, EBITDA and Adjusted EBITDA. Adjusted EBITDA appears to exclude some cash expenses. Please revise to provide a statement disclosing the reasons why management believes that presentation of non-GAAP measures provide useful information to investors and if and how you use these measures. Please provide further clarification of how you compute stumpage and net insurance coverage and whether these adjustments exclude any cash expenses. Please explain why excluding these items is useful to measure your core business and how it complies with Item 10(e) of Regulation S-K or eliminate such measures from your

disclosures. Also refer to question 102.09 of the C&DI on Non-GAAP Financial
Measures.

Financial Statements

Notes to Financial Statements

2. To enhance a reader's understanding, please revise to provide the components of
"other non-current financial liabilities" totaling $2,909,429 and $2,678,010 as of
December 31, 2010 and 2009 respectively and reconcile to total financial liabilities
disclosure in Note 23.

Note 2d - Disclosures of Other Information, page F-20

3. We note your disclosures of expenses by nature which only includes distribution
costs. Please tell us how you considered providing the additional disclosures
required by paragraphs 104 - 105 of IAS 1

Note 20 - Biological Assets, page F-57

4. We note your disclosures regarding biological assets. Please revise to provide detailed
disclosures relating to the components of biological assets and related activities as
required by paragraphs 40-56 of IAS 41, as applicable. In this regard, please address the
following:
    *   To provide reader with a better understanding, please revise to provide a description
        and the related amounts of each group of biological assets as of the end of each
        period. Please include a quantified description of each group of biological assets,
        distinguishing between mature and immature biological assets.
    *   Please disclose non-financial measures or estimates of the physical quantities of:
        (i) each group of the entity's biological assets at the end of the period; and
        (ii) output during the period.
    *   Disclose the aggregate gain or loss arising during the current period on initial
        recognition of biological assets and from the change in fair value less estimated point
        of sale costs of biological assets.
    *   We note your reconciliation of biological assets includes a change in the fair value of
        biological assets. To enhance reader understanding of your business in apprising
        current period performance and future prospects, please disclose separately gains
        arising from changes in fair value less costs to sell attributable to (a) physical changes
        and (b) price changes. Refer to paragraph 51 of IAS 41.

5. We note your assumptions in determining the fair value of biological assets on page
F-57. We also note that the majority of your biological assets are sold to company
owned industrial centers. Please revise to discuss the sales margin assumptions in
the valuation of the products that are harvested in the forests to be sold internally.

Please clarify the percentage of biological assets sold directly to third parties and discuss how comparable the sales margin assumptions are with the internal sales.

Section 302 Certification

6. We note that Section 302 certification (Exhibit 12.2) is signed by Comptroller Director. Please note that Section 302 certification should be signed by Principal Financial Officer of the Company pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a). Please confirm whether Comptroller Director is also the Principal Financial Officer of the Company. Otherwise, please revise the Section 302 certification as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Nasreen Mohammed, Associate Chief Accountant, at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant